QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

[CBL & Associates Properties Letterhead]

September 19, 2003

Dear Shareholder:

        We are pleased to announce that we have increased the size of our Dividend Reinvestment Plan which, since 1995, has provided shareholders with a convenient and economical method of investing cash dividends and optional cash investments in additional shares of our common stock without paying brokerage fees or other expenses.

        The terms of the Plan are presented in an easy-to-read question-and-answer format in the attached Prospectus. We urge you to read it carefully. As a participant in the Plan, you may elect to:

  •
  have all or part of your cash dividends automatically reinvested in additional shares of common stock,

  •
  invest optional cash investments of not less than $100 per payment or more than $5,000 per quarter (which amount is noncumulative from quarter to quarter) in additional shares of common stock, or

  •
  both reinvest dividends and make such optional cash investment.

        Shares of common stock acquired with reinvested dividends will be purchased for you at 100% of their current market price (as defined in the Plan). Common stock acquired with optional cash investments will be purchased for you at 100% of the current market price. In each case, the Company will bear all expenses associated with stock purchases for your Plan account. Participants will, however, be responsible for the payment of brokerage commissions and other service charges when they sell all or part of their shares held in the Plan.

        Participation in the Plan is entirely voluntary, and shareholders may begin or terminate participation at any time within the limits described in the attached Prospectus. Shareholders who do not wish to participate in the Plan need not take any action and will continue to receive cash dividends, as declared, as usual.

        If after reading the Prospectus you decide to participate in the Plan, please complete the enclosed authorization card and return it in the postage-paid envelope provided. If you are already participating in the Plan, you do not have to do anything; you will continue to participate in the Plan in accordance with the instructions contained in your existing authorization card. Should you have any questions relating to the Plan, please call SunTrust Bank, agent under the Plan, at (800) 568-3476. We thank you for your continued support.

Sincerely,

/s/ STEPHEN D. LEBOVITZ Stephen D. Lebovitz President

QuickLinks

  Exhibit 99.2